November 20, 2008

By Email

Kathryn McHale

Senior Attorney

United State Securities and Exchange Commission

Division of Corporate Finance

RE:	Mid Penn Bancorp, Inc.
Pre 14A
Filed November 7, 2008
File No. 1-13677

Dear Ms. McHale:

On behalf of Mid Penn Bancorp, Inc. (“Mid Penn”), we hereby submit the following responses to your comment letter dated as of November 10, 2008, relating to Mid Penn’s preliminary proxy statement on Form Pre 14A as filed on November 7, 2008 (File No. 1-13677). As requested in the same comment letter, we have attached certain acknowledgements by Mid Penn and a copy of the definitive proxy statement as filed on November 20, 2008.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

Proposal No. 1 Amendment to the Articles of Incorporation, page 5

1.	Please revise to discuss why you plan to participate in the Treasury’s Department’s Capital Purchase Program and describe the current status of your application.

The first paragraph under “Purpose and Background” has been revised to discuss Mid Penn’s reason for applying to the Capital Purchase Program and the status of its application with the U.S. Treasury. See page 4 of the proxy statement.

2.	Clearly disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

The first paragraph under “Purpose and Background” has been revised to indicate that the Treasury is not obligated to accept Mid Penn’s application nor is it obligated to purchase the amount or value of securities requested by Mid Penn in its application. See page 4 of the proxy statement.

3.	Discuss any material effect on your company, including liquidity, capital resources and compliance, or results of operations if the proposal is approved and the Treasury Department denies your application.

A section has been added entitled “Effect of Inability to Participate in the Capital Purchase Program” stating that nonparticipation in the program will not have a material effect on Mid Penn’s liquidity, capital resources and adequacy, or results of operation. See pages 10-11 of the proxy statement.

Financial Statements

4.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than the pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

A section has been added entitled “Liquidity and Financial Impact of the Capital Purchase Program” showing the pro forma impact on Mid Penn’s income statement and regulatory capital ratios if it were to participate in the Capital Purchase Program. See pages 5-10 of the proxy statement.

Revisions to the preliminary proxy statement in response to your comments have been filed as of the date of this letter. If you have any additional comments, please contact either Erik Gerhard or the undersigned at 717-731-1700.

Sincerely,

/s/ Mark Worley

BYBEL RUTLEDGE LLP

By: Mark Worley

cc: Kevin W. Laudenslager, Vice President and Treasurer, Mid Penn Bancorp, Inc.

      Erik Gerhard, Bybel Rutledge LLP

ACKNOWLEDGEMENT

Mid Penn Bancorp, as the filing person, acknowledges the following:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing of Mid Penn’s preliminary and definitive proxy statement for its December 10, 2008 special meeting of shareholders;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of Mid Penn’s preliminary and definitive proxy statement for its December 10, 2008 special meeting of shareholders; and

3.	It may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Date: November 20, 2008

MID PENN BANCORP

By:	/s/ Kevin W. Laudenslager
Kevin W. Laudenslager
Vice President and Treasurer